CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 July 16, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:          First Trust Exchange-Traded Fund VI (the "Trust")
                          File Nos. 811-22717 and 333-182308
              ----------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on May 7, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Dorsey Wright International Focus 5 ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - PRINCIPAL INVESTMENT STRATEGIES

      The penultimate sentence of the third paragraph under the Principal Investment Strategies section states, "When determining relative strength, the Index Provider does not perform the analysis within a finite time period, rather the Index Provider takes into account a variety of factors to track movements and trends of securities prices over various time periods." Disclose the time periods in which such movements and trends are tracked (e.g., short-term or long-term).


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Karen Rossotto
July 16, 2014
Page 2




RESPONSE TO COMMENT 1

      The disclosure has been revised to disclose that when determining relative strength, the Index Provider performs its analysis within shorter time periods, usually weekly, and takes into account a variety of factors to track movements and trends of securities prices over longer time periods, usually a month or more.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      The security selection language states that the selection universe begins with "all of the First Trust ETFs"; however, according to the Principal Investment Strategies, the Index is designed to provide targeted exposure to First Trust's country/region-based ETFs. Revise the security selection language to provide that the selection universe begins with all of the First Trust country/region-based ETFs.

RESPONSE TO COMMENT 2

      As the disclosure provides, the first step of the security selection process starts with a universe of all First Trust ETFs and the second step selects the First Trust country/region-based ETFs.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      The penultimate sentence in paragraph number 5 describing the security selection states that "When an addition or deletion is made to the Index, the Index is rebalanced so that each position is equally weighted." Disclose how frequently the Index has been rebalanced and how often the Advisor expects the Index to be rebalanced. Also, confirm whether the Fund expects to be actively-traded. If it is expected that the portfolio turnover rate will be greater than 100%, provide the appropriate risk disclosure.

RESPONSE TO COMMENT 3

      The Fund's portfolio turnover is expected to be 100% or less and therefore, not actively traded. Since December 2012, the Index's security selection model has only resulted in one security change.


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Karen Rossotto
July 16, 2014
Page 3




COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      The first sentence in the second paragraph under "Additional Information on the Fund's Investment Objective and Strategies" states in part, "the Fund intends to invest in all of the securities comprising the Index, in proportion to their weightings in the Index"; however, the language from the security selection section quoted in Comment 3 above states that the Index is rebalanced so that each position is equally weighted. Confirm that the Index is rebalanced so that each position is equally weighted and revise the language that indicates otherwise.

RESPONSE TO COMMENT 4

      At the Fund's inception, the Fund's Index may not be equally weighted because the Fund will be investing in accordance with a live index. Upon a rebalancing, the Index should be equally weighted.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      In addition to disclosing that the ETFs in which the Fund invests invest in non-U.S. equity securities in the final paragraph under the Principal Investment Strategies, disclose that the ETFs in which the Fund invests invest in all market capitalization ranges (i.e., "small," "mid" and "large"). Also, in either the "Equity Securities Risk" or a separate risk disclosure, disclose that the ETFs in which the Fund invests invest in equity securities of all market capitalization ranges. Because the Fund invests in the First Trust Emerging Markets Small Cap AlphaDEX(R) Fund, consider whether a small capitalization risk is necessary.

RESPONSE TO COMMENT 5

      The disclosure has been revised in accordance with this comment.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      To the extent the Fund invests in ETFs that hold unsponsored ADRs or other unsponsored Depositary Receipts, disclose that such Depositary Receipts are unsponsored and provide appropriate risk disclosure.

RESPONSE TO COMMENT 6

      The Fund does not invest in unsponsored ADRs or other unsponsored Depositary Receipts.


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Karen Rossotto
July 16, 2014
Page 4




COMMENT 7 - PRINCIPAL RISKS

      Confirm that the Fund is classified as "non-diversified" under the 1940 Act and provide the appropriate disclosure in the Principal Investment Strategies section. Also, remove the language in the final sentence of the "Non-Diversification Risk" disclosure that states that the Fund may be "highly concentrated" in certain issuers, as such language may be confusing for investors.

RESPONSE TO COMMENT 7

      We confirm that the Fund is classified as "non-diversified" under the 1940 Act and the Principal Investment Strategies section has been revised accordingly. Also, the language quoted above that is contained in the final sentence of the "Non-Diversification Risk" disclosure has been revised.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      If the Fund has any specific country focus or concentration, provide the appropriate disclosures in the Principal Investment Strategies and Principal Risks sections accordingly.

RESPONSE TO COMMENT 8

      A country/region focus is not a part of the Index methodology, however, the Index may be comprised of ETFs that have a country/region focus. Therefore, the Replication Management Risk has been revised to provide that the Fund may be concentrated in certain country/regions if the Index is so concentrated.

COMMENT 9 - PRINCIPAL RISKS

      Please include a momentum style investing risk disclosure, particularly with respect to short-term price movements.

RESPONSE TO COMMENT 9

      The disclosure has been revised in accordance with this comment.


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Karen Rossotto
July 16, 2014
Page 5




COMMENT 10 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      Confirm whether the language regarding the Fund's purchase of a sample of securities is appropriate. Remove the disclosure if it is deemed not to be appropriate.

RESPONSE TO COMMENT 10

      The disclosure regarding sampling of securities has been removed.

COMMENT 11 - FUND INVESTMENTS

      Consider whether the disclosure regarding the exemptive relief that certain ETFs have been granted to invest in ETFs beyond certain statutory limitations is appropriate considering the nature of this Fund. Also, confirm whether the Fund is permitted to invest in unaffiliated funds and provide the appropriate disclosures in the Principal Investment Strategies and Principal Risks sections accordingly.

RESPONSE TO COMMENT 11

      The disclosure has been revised in accordance with this comment.

COMMENT 12 - FUND INVESTMENTS.

      The first sentence in the "Illiquid Securities" section states that the Fund may invest up to 15% of its net assets in illiquid securities. Confirm whether this disclosure applies to the underlying ETFs of the Fund and include an appropriate disclosure in the Principal Investment Strategies and Principal Risks sections.

RESPONSE TO COMMENT 12

      The underlying funds will have the same limitation regarding illiquid securities and the disclosure has been revised to provide that investments in illiquid securities is a non-principal investment strategy of the Fund.

                                     * * *

Karen Rossotto
July 16, 2014
Page 6




TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                               Sincerely yours,

                                               CHAPMAN AND CUTLER LLP



                                               By: /s/ Morrison C. Warren
                                                   -------------------------
                                                       Morrison C. Warren